FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Announces Doubling of Annual Dividend

Toronto, Ontario (February 19, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that the Company’s Board of Directors has authorized an increase to its dividend to US$0.01 per common share quarterly, from US$0.01 semi-annually. This is expected to double the amount of dividends distributed to shareholders from the $7.8 million paid in 2018.

This represents the Company’s 10th consecutive year of paying a dividend during which time the Company has returned $142 million to shareholders through dividends and share buybacks. The dividend increase is aligned with the Company’s long-term commitment to returning capital to shareholders and is supported by recent higher gold prices and the Company’s expectation for significant free cash flow growth in 2020 and beyond.

The first quarterly dividend is payable on March 29, 2019 to shareholders of record as of the close of business on March 15, 2019. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Cautionary Note

This press release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws.  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or development that the Company expects to occur are or may be deemed to be forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “expected”, “intends", "estimates" and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, including expectation for free cash flow, the expected timing of the same, and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: fluctuations in the price of gold; changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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